

OFS

OFS Credit Company, Inc. ("OCCI")
NASDAQ: OCCI (common stock)
NASDAQ: OCCIN and OCCIO (preferred stock)

Investor Presentation
March 2022

OFS CREDIT

This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with OFS Credit Company, Inc. (the "Company" or "OCCI") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of OFS and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors, is speculative and entails substantial risk. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss.

Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither OFS nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

This presentation contains "forward looking statements" that are subject to risks and uncertainties. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company's public filings with the SEC. As a result of such risks, uncertainties and factors, actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. The Company is providing the information as of this date and assumes no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OFS is a brand name and is meant to include Orchard First Source Asset Management, LLC, its direct or indirect subsidiaries, including OFS Capital Management, LLC and OFS CLO Management, LLC, which are registered investment advisers, OFS Capital Corporation, a publicly traded business development company (NASDAQ "OFS"), OFS Credit Company, Inc a publicly traded registered closed end fund (NASDAQ "OCCI"), and their predecessor entities.

CIM Assets Owned and Operated represents the aggregate assets owned and operated by CIM on behalf of partners (including where CIM contributes alongside for its own account) and co investors, whether or not CIM has discretion, in each case without duplication.

Please note, changes in global, national, regional or local economic, demographic or capital market conditions (including as a result of the coronavirus (COVID 19) pandemic that began in the fourth quarter of 2019 has, and may continue to have, a significant negative impact on our business financial condition, results of operations and cash flows and those of our portfolio companies, including our and their ability to achieve our respective objectives.

OFS Credit Company (NASDAQ: OCCI)

OFS CREDIT

Overview	» OCCI is a Nasdaq listed closed-end fund that primarily invests in CLO equity and debt securities
	» Per share Net Asset Value of $13.72 as of January 31, 2022
Advisor	» OFS was established in 1994 and has $3.0 billion of assets under management[1,2]
	» Focused on: (1) structuring and investing in CLO equity and subordinated debt; (2) managing CLOs (investing in broadly syndicated loans financed through CLOs); and (3) direct loan origination
Alignment of Interest	» As of January 31, 2022, insiders own ~7.8% of OCCI's common shares
CLOs are an attractive asset class	» Collateralized by floating rate loans of large, U.S.-based corporations
	» Diversified by a large number of distinct underlying borrowers across various industry sectors with varying vintages
	» Financed with matched funding (meaning that investments are planned to correspond to the timing of payments on financing)
Historical Dividends[5]	» Annual Distribution of $2.20[3,4]
	» ~$7.43 of distributions since October 2018 IPO

Why OFS and OCCI?

Long-Standing CLO Manager With Expertise in Structuring CLOs and Investing in the Underlying Corporate Loans	OFS is an experienced CLO Equity Investor
Robust Credit Team with Analyst Coverage of the Senior Secured Loan Market	OFS has a strong balance sheet and low leverage

1 As of December 31, 2021. Regulatory assets under management as defined by the Securities and Exchange Commission. | 2. Includes both OFS Capital Management, LLC, and its affiliated registered investment adviser, OFS CLO Management, LLC. | 3. Reflects annualized distribution rate on the most recent $0.55 per share distribution declared on the shares of common stock by the Board for the fiscal quarter ending April 30, 2022. The distribution is payable in cash or shares of our common stock on April 29, 2022 at the election of stockholders, to stockholders of record as of March 15, 2022. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon his/her/its election as well as elections of other stockholders, subject to the pro-rata limitation. | 4. Return-of-capital distributions represented 92.6% of our fiscal year 2021 distributions. This information is not for tax reporting purposes; each common stockholder, if required, will receive a Form 1099-DIV following the end of each calendar year, which will reflect the actual amounts of taxable ordinary income, capital gains and return of capital paid by us for that calendar year. Past performance is not indicative of future results, and distributions are not guaranteed.

First Fiscal Quarter 2022 Highlights[1]

OFS CREDIT

- Net investment income ("NII") of $2.5 million, or $0.33 per common share, for the fiscal quarter ended January 31, 2022. Core net investment income ("Core NII") of $6.0 million, or $0.78 per common share, for the fiscal quarter ended January 31, 2022. See Supplemental Schedule I which provides a reconciliation of net investment income (the most comparable GAAP measure) to core net investment income for the three months ended January 31, 2022.
- Per common share Net Asset Value of $13.72 as of January 31, 2022.
- On March 1, 2022, OFS Credit's board of directors declared a quarterly distribution of $0.55 per share of common stock for the quarter ending April 30, 2022. The distribution is payable on April 29, 2022 in cash or shares of our common stock to stockholders of record as of March 15, 2022. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
- As of January 31, 2022, the weighted average GAAP effective yield of our CLO equity investments at current cost was 14.12%.

	Fiscal Quarter Ended (unaudited)	
	January 31, 2022	**October 31, 2021**
Net Investment Income Per Share		
Net investment income per share	$ 0.33	$ 0.38
Net Realized/Unrealized Gain (Loss) Per Share		
Realized loss per share on redemption of preferred stock	$ (0.05)	$ -
Net unrealized appreciation on investments per share[2]	-	0.14
Net gain (loss) per share	$ (0.05)	$ 0.14
Earnings Per Share		
Earnings per share	$ 0.28	$ 0.52
Core Net Investment Per Share		
Net investment income per share	$ 0.33	$ 0.38
CLO equity adjustments[3]	0.45	0.31
Core net investment income per share	$ 0.78	$ 0.69
Distribution Data		
Distributions paid per share	$ 0.55	$ 0.55

1. Past performance is not indicative of future results, and distributions are not guaranteed.
2. Amount for the quarter ended January 31, 2022 rounds to less than a $0.01 per share.
3. Interest waterfall payments in excess of interest income accretion on CLO equity investments.

OFS Credit Company

OFS CREDIT

» **We believe CLO Equity Has The Potential to Generate Higher Quarterly Cash Distributions Relative to Other High-Yielding Credit Investments**

- CLOs primarily invest in a diversified pool of loans to large, rated U.S. corporations

  - Generally, first lien senior secured

  - Floating rate loans and liabilities providing natural hedge in a changing rate environment

- Deep asset class with ~$636 billion of CLOs outstanding[1]

» **Access To Infrastructure And Resources of Large Platform**

- OFS Capital Management is focused on investing in corporate credit and has $3.0 billion in assets under management[2]

- Senior management has worked together for over 10 years

» **OFS Capital Management is Uniquely Positioned to Manage OFS Credit Company**

- OFS Capital Management has dual experience as both a CLO equity investor (structuring expertise) and CLO Manager (deep knowledge of underlying senior secured corporate loans)

- OFS has managed CLOs since its inception and has invested over $18 billion in more than 8,100 transactions primarily through CLO vehicles[3]

1. Source: SIFMA, as of December 31, 2021.
2. As of December 31, 2021. Regulatory assets under management as defined by the Securities and Exchange Commission. Includes both OFS Capital Management, LLC, and our affiliated registered investment adviser, OFS CLO Management, LLC.
3. Refers to CLOs that OFS Capital Management manages. These CLOs are not held by OFS Credit.

Access To Infrastructure And Resources of Large Platform[1]

OFS CREDIT

- OFS is part of a group of affiliated firms controlled by Richard Ressler that own, operate and manage more than $32 billion of real assets and corporate credit
- Since 1994, OFS Capital Management[2] has invested over $18 billion in more than 8,100 transactions and has offices in Chicago, Los Angeles and New York City



Richard S. Ressler
CIM Group
OFS Capital Management
OCV Partners
Real Estate / Infrastructure $29.7 billion of Assets Owned or Operated[3]
Corporate Credit $3.0 billion AUM[4]
Venture Capital $271 million AUM[5]
OFS Credit Company
(NASDAQ: OCCI)

1 Despite Mr. Ressler's involvement in each, none of CIM, OFS, or Orchard Capital Ventures has the benefit of any cross-guarantee. None of these entities are entitled to draw on the capital of any other, and no guarantee of the liabilities of any such entity by any other such entity should be inferred from their relationship.
2 Includes Orchard First Source Asset Management, LLC, its predecessor entity, and its direct or indirect subsidiaries.
3 As of September 30, 2021. See Important Disclosures on page 1.
4 As of December 31, 2021. Regulatory assets under management as defined by the Securities and Exchange Commission.
5 As of September 30, 2021.

Access To Infrastructure & Resources of Large Platform

OFS CREDIT

» Investing across the U.S. corporate loan market

» Seasoned investment team with diverse skill set - dedicated industry analysts and loan and CLO structuring expertise within the platform

OFS

| $3.0 Billion |
| Assets Under Management[1] |

Middle Market Lending	Structured Credit Investing	Broadly Syndicated Loans
» Primarily invests in senior secured, floating rate loans to US based middle-market borrowers » "OFS" - Publicly listed BDC » Hancock Park Corporate Income - Non-listed BDC	» Structure and invest in CMBSs, CLO equity and debt » "OCCI" - Publicly-listed closed end fund » SMAs/Sub-advised accounts	» Invests in broadly syndicated loans, primarily in the 1st lien, senior secured tranches of the capital structure. » CLOs » SMAs/Sub-advised accounts

OFS Platforms

BDCs	Closed-end Listed Fund	SMAs/Sub-advised accounts	CLO Facilities

1. As of December 31, 2021. Regulatory assets under management as defined by the Securities and Exchange Commission. Includes both OFS Capital Management, LLC, and our affiliated registered investment adviser, OFS CLO Management, LLC.

Portfolio Composition and Years of Reinvestment

Portfolio Composition[1]



0.4%
1.0%
12.2%
86.4%

- Subordinated Notes
- Loan Accumulation Facilities
- Mezzanine Debt
- Other

Years of Reinvestment Period[2]



Categories: Less Than 1 Year, 1-2 Years, 2-3 Years, 3-4 Years, Greater than 4 Years

1. Based on fair value as of January 31, 2022. Excludes cash.
2. Weighted by par as of January 31, 2022. Includes estimated reinvestment dates for warehouse investments.

Portfolio Highlights

	Three Months Ended (unaudited)				
	1/31/2022	10/31/2021	7/31/2020	4/30/2021	1/31/2021
Select Portfolio Funds Roll Data					
Beginning investment balance at cost	$ 156,783,483	$ 140,366,567	$ 110,871,199	$ 82,238,241	$ 77,798,820
Portfolio purchases	23,982,450	34,194,421	46,940,098	30,492,293	5,974,683
Portfolio sales	-	-	-	-	(16,378)
Accretion / amortization	(6,014,453)	(17,777,505)	(17,444,730)	(1,859,335)	(1,518,884)
Ending investment balance at cost	$ 174,751,480	$ 156,783,483	$ 140,366,567	$ 110,871,199	$ 82,238,241

	Three Months Ended (unaudited)				
	1/31/2022	10/31/2021	7/31/2020	4/30/2021	1/31/2021
Investment Mix - Based on Fair Value					
Subordinated notes	$ 144,815,032	$ 140,444,196	$ 130,499,910	$ 88,112,378	$ 71,373,060
Mezzanine debt	1,745,243	1,753,959	1,754,193	1,754,193	-
Loan accumulation facilities	20,450,000	7,000,000	-	10,518,123	-
Other	643,366	476,817	-	-	-
Total Investments	$ 167,653,641	$ 149,674,972	$ 132,254,103	$ 100,384,694	$ 71,373,060

Track Record

$7.43 per share in distributions declared since inception[1,2]

Average quarterly distribution of $0.53[1,2]



Cumulative Distributions[1,2]

1. Distributions are not guaranteed. Past performance is not indicative of future results.
2. Includes most recent distribution declared on March 1, 2022.

Underlying Portfolio Characteristics

Maturity Distribution of Underlying Obligors[1,2]



Spread Distribution of Underlying Obligors[1,2]



S&P Rating Distribution of Underlying Obligors[1,2]



1. Based on the issuers' most recently reported positions as of January 31, 2022 and weighted by par value as of January 31, 2022.
2. Source – CLO trustee reports as reported by Intex.

Industry Exposure and Top 10 Obligors

OFS CREDIT

Top 10 Industries of Underlying Obligors[1]

Moody's Industry Name	01/31/2022 % of Total	10/31/2021 % of Total
Healthcare & Pharmaceuticals	10.8%	11.1%
High Tech Industries	10.2%	10.2%
Services: Business	9.4%	9.0%
Banking, Finance, Insurance & Real Estate	9.1%	8.3%
Media: Broadcasting & Subscription	5.4%	5.1%
Hotel, Gaming & Leisure	4.5%	4.4%
Chemicals, Plastics & Rubber	4.5%	4.6%
Construction & Building	4.1%	4.1%
Services: Consumer	4.1%	3.7%
Telecommunications	3.8%	4.1%
Total	**65.9%**	**64.7%**

Top 10 Underlying Obligors[1]

Obligor	01/31/2022 % of Total	10/31/2021 % of Total
Asurion	0.7%	0.7%
Altice Sfr	0.7%	0.6%
Transdigm	0.6%	0.6%
Centurylink	0.6%	0.6%
Cablevision Systems	0.5%	0.5%
Peraton	0.5%	0.4%
McAfee	0.5%	0.5%
American Airlines	0.5%	0.4%
Calpine	0.4%	0.4%
Global Medical Response	0.4%	0.4%
Total	**5.4%**	**5.0%**

1. Source – CLO trustee reports as reported by Intex.

Debt Capital Summary as of December 31, 2021

OFS CREDIT

Funding Source:	Outstanding Par	NASDAQ Ticker	Coupon	Payment Frequency	Optional Redemption Date	Maturity Date
Preferred Stock						
Series B Term Preferred Stock	$ 3,000,000	N/A	6.600%	Quarterly	March 31, 2021	November 19, 2023
Series C Term Preferred Stock	23,000,000	OCCIO	6.125%	Quarterly	April 30, 2023	April 30, 2026
Series D Term Preferred Stock	3,000,000	N/A	6.000%	Quarterly	June 30, 2022	June 10, 2026
Series E Term Preferred Stock	35,000,000	OCCIN	5.250%	Quarterly	December 31, 2023	December 31, 2026
Total Preferred Stock	$ 64,000,000					

Debt Mix by Remaining Legal



- 1-3 years
- 3-5 years

Preferred Stock by Series[1]



- Series B Term
- Series C Term
- Series D Term
- Series E Term

1. Percentages may not sum to 100% due to rounding.

OFS

Appendices

Experienced Leadership of OFS Capital Management

OFS CREDIT

> Experienced management team that has underwritten through multiple business cycles.
>
> The Senior Investment Team of OFS averages over 20 years of experience structuring and investing in CLOs, debt securities, and loans

Bilal Rashid	» President and Senior Managing Director of OFS Capital Management » Chairman, President and Chief Executive Officer of OCCI	» 25+ years of experience (10+ with OFS) » Formerly Head of Global Structured Credit At Merrill Lynch, which included CLO team » Actively involved in originating, structuring and managing CLOs throughout career
Jeff Cerny	» Senior Managing Director of OFS Capital Management » Director and Chief Financial Officer of OCCI	» 30+ years experience (20+ with OFS) » Actively involved in structuring and managing CLOs since 2000
Glen Ostrander	» Managing Director of OFS Capital Management – Structured Credit Portfolio Manager	» 20+ years of experience (10+ with OFS) » Previously worked in Structured Credit group at Merrill Lynch » Actively involved in originating, structuring and managing CLOs throughout career
Ken Brown	» Managing Director of OFS Capital Management – Broadly Syndicated Loan Portfolio Manager	» 25+ years experience (10+ with OFS) » Previously Vice President at GE Antares Capital » Actively involved in managing CLOs since 2011

Condensed Consolidated Balance Sheets

	Fiscal Quarter Ended				
	1/31/2022 (Unaudited)	**10/31/2021** (Audited)	**7/31/2021** (Unaudited)	**4/30/2021** (Unaudited)	**1/31/2021** (Unaudited)
Assets					
Investments, at fair value	$ 167,653,641	$ 149,674,972	$ 132,254,103	$ 100,384,694	$ 71,373,059
Cash	6,001,823	14,995,759	14,418,286	25,374,134	5,739,697
Other assets	861,582	538,297	272,349	717,652	226,917
Total assets	$ 174,517,046	$ 165,209,028	$ 146,944,738	$ 126,476,480	$ 77,339,673
Liabilities					
Preferred stock, net	$ 62,041,336	$ 49,025,340	$ 48,951,758	$ 45,989,564	$ 23,693,765
Payable to adviser and affiliates	2,351,677	2,006,746	1,613,838	1,283,661	1,222,465
Payable for investments purchased	-	5,898,563	1,407,250	2,392,250	-
Other liabilities	381,298	177,384	143,534	228,284	175,722
Total liabilities	64,774,311	57,108,033	52,116,380	49,893,759	25,091,952
Net Assets	109,742,735	108,100,995	94,828,358	76,582,721	52,247,721
Total liabilities and net assets	$ 174,517,046	$ 165,209,028	$ 146,944,738	$ 126,476,480	$ 77,339,673
Number of shares outstanding	7,999,063	7,719,307	6,738,801	5,485,615	3,695,652
Net asset value per share	$ 13.72	$ 14.00	$ 14.07	$ 13.96	$ 14.14
Preferred stock / net assets	0.57x	0.45x	0.52x	0.60x	0.45x

Condensed Consolidated Statements of Operations

	Fiscal Quarter Ended (unaudited)				
	1/31/2022	10/31/2021	7/31/2021	4/30/2021	1/31/2021
Investment income					
Interest Income	$ 5,832,491	$ 5,673,943	$ 4,357,533	$ 2,770,200	$ 2,750,756
Expenses					
Interest Expense	982,344	899,290	888,024	478,339	453,890
Management fees	766,245	699,185	639,571	544,810	334,942
Administrative fees	550,130	316,066	320,316	238,480	329,190
Professional fees	199,362	171,920	189,549	227,132	173,122
Other general & administrative expenses	171,259	105,858	302,201	148,189	139,962
Total expenses	2,669,340	2,192,319	2,339,661	1,636,950	1,431,106
Pre-incentive fee net investment income	3,163,151	3,481,624	2,017,872	1,133,250	1,319,650
Incentive fee	632,630	697,096	403,267	84,019	264,020
Net investment income	2,530,521	2,784,528	1,614,605	1,049,231	1,055,630
Net realized loss on redemption of preferred stock	10,673	-	-	-	-
Net unrealized appreciation on investments	(384,729)	1,003,951	2,374,041	378,679	10,048,045
Net increase (decrease) in net assets resulting from operations	$ 2,156,465	$ 3,788,479	$ 3,988,646	$ 1,427,910	$ 11,103,675
Weighted average shares outstanding	7,727,745	7,309,520	6,171,012	4,218,242	3,584,633
Earnings per share					
Net investment income per common share	$ 0.33	$ 0.38	$ 0.26	$ 0.25	$ 0.29
Net gain (loss) on investments and redemption of preferred stock per common share	(0.05)	0.14	0.38	0.09	2.80
Net income per share	$ 0.28	$ 0.52	$ 0.65	$ 0.34	$ 3.10

Supplemental Schedule I - Non-GAAP Financial Measure - Core NII

OFS CREDIT

On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are utilized to identify such measures. This measure is not provided as a substitute for GAAP NII, but in addition to it. Core NII represents GAAP NII adjusted for net interest cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in determining the quality of the Company's financial performance, estimating taxable income, identifying trends in its results and providing meaningful period-to-period comparisons.

For GAAP purposes, interest income from investments in the "equity" class securities of CLO vehicles is recognized in accordance with the effective interest method, which is based on periodic estimates of cash flows from the estimate date through the expected redemption dates of the investments, and the investments' then-current amortized cost. The result is an effective yield for the investments that differs from the actual cash received. The effective yield is recognized as an increase to the amortized cost of the investment, and distributions received are recognized as a reduction in the amortized cost basis. Accordingly, interest income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions received by the Company during the period (referred to in the table above as "CLO equity adjustments").

Our measure of Core NII utilizes the interest account waterfall distributions of the underlying CLOs, determined by the underlying CLOs' trustees in accordance with the applicable CLO indentures, in lieu of the GAAP measure of effective-yield interest income. Management believes this measure to be informative of the cash component of taxable income expected to be reported to us by the underlying CLOs. However, such taxable income may also include non-cash components—such as the amortization of discounts or premiums on the underlying CLOs' commercial loan investments and the amortization of deferred debt issuance costs on the underlying CLOs' debt obligations—as well as realized capital gains or losses resulting from the underlying CLOs' trading activities, which are generally retained in the principal account of (i.e., not distributed by) the underlying CLOs and may be impacted by tax attribute carry-over (e.g., loss carry-forwards) within the CLO vehicles. Moreover, the taxable income we recognize may also be influenced by differences between our fiscal year end and the fiscal year end of any of the CLOs in which we invest, the legal form of the CLO vehicles, and other factors.

For the Company to continue to qualify for tax treatment as a regulated investment company for U.S. federal income tax purposes, we are required, among other things, to distribute annually at least 90% of our investment company taxable income. Thus, management monitors Core NII as an indication of our estimated taxable income for a reporting period. We can offer no assurance that these estimates will reflect the final amount or tax character of our earnings, which cannot be determined until we receive tax reports from the underlying CLOs and prepare our tax returns following the close of our fiscal year. We also note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

	Fiscal Quarter Ended			
	Janaury 31, 2022		October 31, 2021	
	Amount	Per Share	Amount	Per Share
Net investment income per share	$ 2,530,521	$ 0.33	$ 2,784,528	$ 0.38
CLO equity adjustments	3,517,514	0.45	2,277,011	0.31
Core net investment income per share	$ 6,048,035	$ 0.78	$ 5,061,539	$ 0.69